Paul Wilson
Senior Attorney
Legal Department
175 E. Houston, Room 222
San Antonio, Texas 78205
(210) 351-3326

November 15, 2007

Via Fax: (202) 772-9205 and EDGAR
Kathleen Krebs, Special Counsel
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
Washington, D.C. 20549

Re:  AT&T Inc.
       Definitive Schedule 14A
       Filed March 22, 2007
       File NO. 1-08610

Dear Ms. Krebs:

As we discussed today, we will respond to your letter, dated September 27, 2007, relating to your review of AT&T’s 2007 Proxy Statement on or before November 30, 2007.

If you have any questions, please call me.

Sincerely,

/s/ Paul Wilson